TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
900 THIRD AVENUE
NEW YORK, NEW YORK 10022-4775
(212) 508-6700
FACSIMILE: (212) 371-1084
David R. Lallouz
Direct Dial: (212) 702-3142
Direct Fax: (646) 390-7005
E-mail: lallouz@thsh.com
January 10, 2011
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Tom Kluck, Legal Branch Chief Ms. Folake Ayoola, Attorney Advisor

Re:	Greenhaven Continuous Commodity Index Fund Registration Statement on Form S-3
Pre-Effective Amendment No. 1
Registration No. 333-170917

Dear Mr. Kluck and Ms. Ayoola:
     On behalf of Greenhaven Continuous Commodity Index Fund (the “Fund”) and Greenhaven Continuous Commodity Index Master Fund (the “Master Fund”), we thank you for your comment letter dated December 22, 2010, addressed to Mr. Ashmead F. Pringle III, Chief Executive Officer of the Managing Owner of the Fund and the Master Fund, in which you provided comments to the registration statement filed by the Fund and the Master Fund on Form S-3, on December 2, 2010 (the “Registration Statement”).
     This letter responds to each of the comments contained in your December 2nd letter. Concurrently herewith, the Fund and the Master Fund will be filing a Pre-Effective Amendment No. 1 to the Registration Statement in order to reflect the changes requested in your comment letter and addressed herein (as well as changes requested by the Financial Industry Regulatory Authority in connection with its COBRA review of the offering).
     Please find below your comments in italicized letters, with our responses immediately following.

TANNENBAUM HELPERN SYRACUSE & HIRSCHTRITT LLP
   January 10, 2011

Additional Information, page 51
1.	We note that you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05. Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration and prior to effectiveness.
Response:
In accordance with your comment, the Registration Statement, as amended by the Pre-Effective Amendment, has been amended to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after the initial registration and prior to effectiveness; consistent with the wording contained in Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, the following sentence has been added to the relevant paragraph of the Registration Statement: “Additionally, all filings filed by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the Prospectus.”
Item 17. Undertakings, page 90
2.	Please revise your disclosure to include the undertakings required by Item 512(b) of Regulation S-K.
Response:
In accordance with your comment, the Registration Statement, as amended by the Pre-Effective Amendment, has been amended to include the undertakings required by Item 512(b) of Regulation S-K.
         We most appreciate your attention to this matter. Should you have any questions, please do not hesitate to contact the undersigned at (212) 702-3142.

Yours very truly,
/s/ David R. Lallouz
David R. Lallouz